SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                            PRIMEX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    741597108
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                                 (CUSIP Number)

                                                    with a copy to:
                                                    Robert G. Minion, Esq.
Jeffrey S. Halis                                    Lowenstein Sandler PC
10 East 50th Street                                 65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 588-9697                                      (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  May 20, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 741597108
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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only):

                  Jeffrey S. Halis

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):  N/A
                      (a) ___             (b) ___

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3)    SEC Use Only

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4)    Source of Funds (See Instructions):WC

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e):
                                  Not Applicable

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6)    Citizenship or Place of Organization:  United States

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       Number of             7)  Sole Voting Power:                     811,908*
                                 -----------------------------------------------
       Shares Beneficially   8)  Shared Voting Power:                         0
                                 -----------------------------------------------
       Owned by
       Each Reporting        9)  Sole Dispositive Power:                811,908*
                                 -----------------------------------------------
         Person   With:     10)  Shared Dispositive Power:                    0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                811,908*

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions): Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                8.1%*
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14)  Type of Reporting Person (See Instructions):  IA


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*    500,288 shares (5.0%) of Primex  Technologies,  Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 161,460 shares (1.6%) of Primex Technologies, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 65,440 shares (0.7%) of Primex Technologies, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware
     limited   partnership   ("Madison").   84,720   shares   (0.8%)  of  Primex
     Technologies, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional, and Madison and the Investment Management Agreement of Halo, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional, Madison, and Halo, respectively. Jeffrey S. Halis' interest in the shares set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo, respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer

          Based upon information set forth in Primex Technologies, Inc.'s quarterly report filed May 12, 1999, as of April 30, 1999, there were issued and outstanding 10,051,918 shares of common stock of Primex Technologies, Inc. As of May 26, 1999, Tyndall Partners, L.P. owned 500,288 of such shares, or 5.0% of those outstanding, Tyndall Institutional Partners, L.P. owned 161,460 of such shares, or 1.6% of those outstanding, Madison Avenue Partners, L.P. owned 65,440 of such shares, or 0.7% of those outstanding, and Halo International, Ltd. owned 84,720 of such shares, or 0.8% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Primex Technologies, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., in shares of common stock of Primex Technologies, Inc. since the most recent filing of Schedule 13D Amendment No. 4 (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                        Quantity                         Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    April 20, 1999                    3,800                            $ 21.08
    April 23, 1999                   25,000                            $ 20.69
    April 26, 1999                      100                            $ 21.72
    April 27, 1999                    7,500                            $ 21.90
    April 29, 1999                      600                            $ 21.32
    April 29, 1999                    8,100                            $ 21.32
    May 6, 1999                      60,000                            $ 20.75
    May 6, 1999                       2,000                            $ 20.75
    May 18, 1999                     12,000                            $ 18.15
    May 19, 1999                     14,400                            $ 18.10

    May 20, 1999                     20,000                            $ 18.41
    May 20, 1999                     25,560                            $ 18.41
    May 20, 199                       3,040                            $ 18.41
    May 20, 1999                      5,560                            $ 18.41
    May 20, 1999                      4,440                            $ 18.41
    May 21, 1999                     10,300                            $ 19.00
    May 24, 1999                      4,200                            $ 18.87
    May 25, 1999                      2,000                            $ 19.00
    May 26, 1999                     10,000                            $ 18.87


                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                           Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    April 23, 1999                    6,000                            $ 20.69
    April 23, 1999                    4,400                            $ 20.69
    April 23, 1999                    6,600                            $ 20.69
    April 23, 1999                    6,000                            $ 20.69
    April 23, 1999                    2,000                            $ 20.69
    April 27, 1999                    2,000                            $ 21.90
    April 27, 1999                    5,600                            $ 21.90
    April 28, 1999                    1,100                            $ 21.67
    May 24, 1999                      1,500                            $ 18.87
    May 26, 1999                      3,500                            $ 18.87


                        C. Madison Avenue Partners, L.P.

         Date                       Quantity                             Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    May 6, 1999                       8,200                            $ 20.75
    May 19, 1999                        400                            $ 18.10

    May 19, 1999                      2,600                            $ 18.10
    May 20, 1999                      1,400                            $ 18.41
    May 20, 1999                      4,400                            $ 18.41
    May 20, 1999                      5,200                            $ 18.41
    May 24, 1999                      1,500                            $ 18.87
    May 26, 1999                      3,000                            $ 18.87

                           D. Halo International, Ltd.

         Date                       Quantity                             Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                         May 27, 1999


                                     /s/ Jeffrey S. Halis
                                         __________________
                                         Jeffrey S. Halis, as  a general partner
                                         partner of Halo Capital Partners, L.P.,
                                         the  general partner of each of Tyndall
                                         Partners, L.P., Tyndall Institutional
                                         Partners,  L.P., and Madison Avenue
                                         Partners, L.P.


                                    /s/  Jeffrey S. Halis
                                         __________________
                                         Jeffrey  S.  Halis, as a member of Jemi
                                         Management, L.L.C.,    the   Investment
                                         Manager for Halo International, Ltd.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).